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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

February 27, 2014

Ms. Michelle Roberts

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Ohio National Variable Account A

ONcore Premier (sold on or after October 1, 2012) Individual Variable Annuity

Post-Effective Amendment No. 3

File Nos. 811-01978 & 333-182250

Dear Ms. Roberts:

This letter is to generally describe changes made in the above-referenced post-effective amendment (the “Post-Effective Amendment”) filed by Registrant on February 26, 2014 pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”). Registrant filed 8 other post-effective amendments with the Commission on February 26, 2014 pursuant to Rule 485(a) under the 1933 Act (collectively, along with the Post-Effective Amendment, the “filings”). The filings include the following:

Product filing	40 Act File No.	33 Act File No.

ONcore Premier (sold on or after October 1, 2012), Post-Effective Amendment No. 3	811-01978	333-182250
ONcore Value (sold on or after October 1, 2012), Post-Effective Amendment No. 3	811-01978	333-182248
ONcore Wrap, Post-Effective Amendment No. 26	811-01978	333-134982
ONcore Lite II, Post-Effective Amendment No. 21	811-01978	333-156430
ONcore Ultra II, Post-Effective Amendment No. 21	811-01978	333-156432
ONcore Lite III, Post-Effective Amendment No. 14	811-01978	333-164075
ONcore Flex II, Post-Effective Amendment No. 14	811-01978	333-164069
ONcore Premier II, Post-Effective Amendment No. 14	811-01978	333-164070
ONcore Premier WF, Post-Effective Amendment No. 11	811-01978	333-171785

Capitalized terms used herein have the meanings given to them in the filings. The filings were generally made to include the following changes:

• GLWB Preferred I.S. – Increase the fees for riders applied for on or after May 1, 2014.

• M&E Fee – Increase the M&E fee for ONcore Lite III contracts applied for on or after May 1, 2014.

The GLWB Preferred I.S. rider is included in all 9 filings and the M&E increase in 1 filing. The following table indicates which of the above changes are included in the individual filings:

	GLWB Preferred I.S.	M&E Fee

ONcore Premier (sold on or after October 1, 2012), Post-Effective Amendment No. 3 (333-182250)	Included	NA
ONcore Value (sold on or after October 1, 2012), Post-Effective Amendment No. 3 (333-182248)	Included	NA
ONcore Wrap, Post-Effective Amendment No. 26 (333-134982)	Included	NA
ONcore Lite II, Post-Effective Amendment No. 21 (333-156430)	Included	NA
ONcore Ultra II, Post-Effective Amendment No. 21 (333-156432)	Included	NA
ONcore Lite III, Post-Effective Amendment No. 14 (333-164075)	Included	Included
ONcore Flex II, Post-Effective Amendment No. 14 (333-164069)	Included	NA
ONcore Premier II, Post-Effective Amendment No. 14 (333-164070)	Included	NA
ONcore Premier WF, Post-Effective Amendment No. 11 (333-171785)	Included	NA

Please contact me at (513) 794-6278 should you have any questions.

Sincerely,

/s/ Kimberly A. Plante

Kimberly A. Plante

Senior Associate Counsel